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                                                                      Exhibit 60

METROMAIL/GUS TRANSACTION CONTINUES UNIMPEDED

Lombard, Ill / April 2, 1998/ Metromail Corporation (NYSE:ML), today announced that the Delaware Supreme Court denied an application filed by American Business Insurance (ABI) seeking to appeal the Delaware Chancery Court decision of March 27 denying ABI's request for a preliminary injunction to enjoin the Metromail/Great Universal Stores P.L.C. (GUS) merger.

Metromail Corporation (www.metromail.com) is a leading provider of direct marketing, database marketing and reference products and services in the United States and United Kingdom. Metromail helps its customers identify and reach targeted audiences, utilizing its comprehensive, proprietary consumer database encompassing 95 percent of U.S. households, as well as providing database marketing software and related services. Sales for the year ended December 31, 1997 increased almost 17 percent over the prior year to approximately $328 million. The company has 3,200 employees and is headquartered in Lombard, Illinois.

For more information, contact:

Julie Springer (Media Relations)
Director, Corporate Communications
Metromail Corporation
(630) 932-2627